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                      [HAVAS ADVERTISING LOGO APPEARS HERE]

Press release                                           Paris, 2nd  October 2001



                                HAVAS ADVERTISING

                               NET INCOME UP 63.1%

The Board of Directors of Havas Advertising, chaired by Mr. Alain de Pouzilhac, convened on October 1st 2001, to approve the results for the first half 2001.

I. RESULTS FOR THE FIRST HALF 2001


----------------------------------------------------------------------------
Euro million                        1st half 2001      1st half    Variation
                                                        2000
                                                       reported
                                    ----------------------------------------

Billings                                    7,103         4,917      + 44.4%
Revenue                                     1,065           737      + 44.4%
EBIT                                          127            96      + 32.9%
EBIT/Revenue ratio                          12.0%         13.0%

----------------------------------------------------------------------------
Net income (group share)*                      70            43      + 63.1%
----------------------------------------------------------------------------

Extraordinary income (group share)           (77)             2
Net income (group share)**                    (7)            45

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*: before extraordinary and goodwill
**: before goodwill

REVENUE

Revenue reached Euro 1,065 million, an increase of 44.4% compared with the 1st half of 2000. At comparable exchange rates, the increase was 42%.



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Organic growth, at 5.5%, was above the market average, which reflects the market share gains by Havas Advertising over its main competitors in the first half of 2001.

Europe, including markets under pressure such as the UK, led global growth with an increase of 6.4%, on an adjusted basis, evidencing significant gains in market share. Latin America showed growth of 4.5% despite Argentina's economic difficulties, while Asia Pacific fell 0.5%, again on an adjusted basis. In North America, growth in revenue was weaker, at 2.4% on an adjusted basis.

Media Planning Group and Arnold Worldwide Partners have been particularly strong during this period.

EBIT

EBIT was Euro 127 million, representing a profit margin of 12.0%, compared to 13.0% for the first half of 2000. This is a good performance in the context of a steep decline in the advertising market, especially in the USA, which accelerated during the second half of the 2nd quarter. The cost restructuring and adjustment measures taken during the first half of the year are reflected in the extraordinary result, but their full effects had not yet been felt as at June 30th.

NET INCOME

Net Income (group share) was Euro 70 million, compared to Euro 43 million reported in first half 2000, an increase of 63%. On a proforma basis net income grew 16% compared to the first half 2000, taking into account the Snyder acquisition. The net earnings per share in the first half 2001 is Euro 0.25, an increase of 13.2% compared to the first half 2000, taking into account the Snyder acquisition (and 1.3% of the published result).

EXTRAORDINARY RESULT

Exceptional measures were implemented in terms of restructuring in the second quarter in response to the global decline in the advertising market. This was expressed in a pre-tax charge of Euro 37 million, which included the layoffs of 1,200 employees, cost reductions in real estate and the closure or disposal of peripheral marketing services which were either low margin or non-strategic.

Also posted in the accounts to June 30 was an additional provision for restructuring operations, amounting to Euro 28 million after tax, in anticipation of the adjustments currently planned for the second half of the year.

In total, the overall restructuring costs implemented or accounted for represent a cost of Euro 65 million after tax. Other extraordinary elements were also accounted for, in total Euro 13 million after tax, bringing the total extraordinary result to Euro 78 million (Euro 77 million group share).



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II. 2001 HIGHLIGHTS

-   Acquisition of 55% of Media Planning Group on May 22nd, 2001

-   Acquisition of 83.4% of Circle.com on June 28, 2001

-   Disposal of Vivendi Universal's share in Havas Advertising on June 6, 2001

-   Strategic reinforcement by geography or sector

    Havas Advertising continued to pursue a highly targeted acquisition policy, both in terms of geography or communication sector:

    - Traditional Advertising:

      -- In the USA with Black Rocket, McKinney & Silver, Simmons Durham and
         Premier Maldonado.
      -- In Asia Pacific with Brandhouse (Australia).

    - In Marketing Services:

      -- In the USA with Noonan Russo, Wong Wong Boyack and Hook Media.
      -- In Europe with Marketing House and Dialog in Poland, Maitland in the
         UK.


- For the tenth consecutive year, Euro RSCG has maintained its position as the leading European network, and this year has become one of the top five networks in Latin America (AdAge Global ranking, August 2001, Vol. 1, N(degree)12).Euro RSCG Corporate Communications has become the European leader in its field according to the PR Week ranking published on June 22nd, 2001.

- Arnold Worldwide - Boston appointed third best agency in the world (Advertising Age Creativity Awards - July/August 2000).


-   New business

    Havas Advertising ranked number two in net new business for the first eight months of the year according to CSFB's Advertising New Business Monitor, September 7th 2001. Euro 1.7 billion of new business was generated in the first half of 2001.

    Traditional Advertising wins:
    Danone, Orange, CSFB, Novartis, Cadbury, Netscalibur, Vodafone, Choice Hotels, Citizen Bank, Macquarie Bank, Continente, Bristol Myers, Sight Resources, SNCF, Cegetel, American Airlines (financial).

    Marketing Services wins:
    Exxon Lubricants, Eckerd, Eagle Star, Kodak, Accor, Alliance & Leicester.






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     Media wins:
     Banca Popolare di Milano, Credit Suisse, Paribas, Uno-e (BBVA), Electrolux, Olivetti, Carlton Interactive, AOL, Danone, Campofrio, Seagram, Piaggio, Blockbuster, Easy-Rent-a-Car, Parke Davis, Accor, Viajes Iberia, Fox TV.

Tempus
The Group decided to allow its offer for Tempus to lapse due to strongly deteriorating market conditions. In the current recessionary climate it was unwise to bid higher than a competitor, even if the strategic fit between our companies was outstanding. This does not change in any way our capacity to build a dynamic and profitable media activity for the future. There are some excellent opportunities thanks to Media Planning Group's market position and Havas Advertising's financial capacity.


OUTLOOK

2001 is a challenging and difficult year, both for our industry, which continues to experience a succession of downward revisions, and for Havas Advertising, despite good organic growth for the Group of 5.5% in the first half. The worldwide advertising market is now estimated to decline by 2.5% in 2001 vs 2000. At the beginning of the year it was expected to increase by 6%.

It is our view that the tragic events of September 11 in the USA have created awareness that the main factor protecting the economy from recession -consumer confidence- has been dramatically weakened.

All the indicators show that recession is now increasingly certain in the USA and, by extension, on a global scale. This means that the second half of 2001 and beyond will be very challenging.

We believe that the EBIT/Revenue ratio for 2001 will be in a range of between 10 and 12%, depending on the market progression in the fourth quarter.

Strategic reorganization aimed at reinforcing the Group's assets and efficiency:
In order to meet the challenges of a recessionary advertising market and to be in the strongest position to rebound positively both in terms of profitability and organic growth, Havas Advertising will carry out a strategic reorganization of its operating divisions in October 2001. This reorganization, added to the restructuring already underway, should create savings of around Euro 44 million in 2001 and Euro 88 million in 2002.

While maximizing the Group's strengths and assets, the aim of this strategic reorganization is to:



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a)  Better respond to our customer needs.

b)  Offer our clients extended services of enhanced quality across the world.

c) Develop stronger cross-fertilization and synergies between our companies and customers.

d)  Optimize the latest acquisitions to better prepare the future of the Group.

e) Simplify structures and reduce costs in order to adapt to the new environment.

With those goals in mind, our strategic reorganization will be focused in two areas of priority:

I. Development of integrated communications, based on the advertising networks of Euro RSCG Worldwide and Arnold Worldwide Partners. Our two major advertising brands will be given the means to achieve high performance levels in all the communications sectors, particularly in marketing services (Direct marketing, sales promotion, databases, interactivity, corporate and financial PR).

II. Media expertise with the objective of making Media Planning Group one of the Top 5 global networks by end 2003.

This means that the majority of the Marketing Services firms in the Diversified Agencies Group will be integrated within the other 3 divisions, Euro RSCG Worldwide, Arnold Worldwide Partners and Media Planning Group, according to their business, strategic vision, corporate culture and fit. We will be able to focus in this way on the most profitable sectors of the market.

Only certain specialized agencies, provided they are in dynamic niches, are highly profitable and do not fit strategically with the other 3 divisions, will be maintained independently.

Consequently, our future acquisitions will be focused primarily on these two selected lines of development, integrated communications and media expertise.

Commenting on these results, Alain de Pouzilhac, Chairman and CEO of Havas Advertising stated:

"We have moved from a situation of lack of visibility in our markets to a significantly increased likelihood of recession. This should last right through 2002. In order to be recession-resistant and while waiting for the advertising market to rebound, Havas Advertising is going to further refocus on its existing business, reinforce its powerful brand potential, and create even stronger synergies while eliminating non-profitable businesses. This will enable us to plan for medium term profitability equal to or better than 15%".

The Billings figures as of end September will be announced in the first half of November 2001.



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About Havas Advertising
Havas Advertising (Nasdaq: HADV; Euronext Paris: HAV.PA) is the world's fifth largest communications group (Advertising Age Annual Agency Report ranking, April 23, 2001). Based in Paris, Havas Advertising has four operating divisions
- Euro RSCG Worldwide, headquartered in New York, Media Planning Group in Barcelona, Diversified Agencies Group in Paris, and Arnold Worldwide Partners, headquartered in Boston, Massachusetts.

Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Forward-Looking information
This document contains certain "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma." And "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.

ENQUIRIES:

HAVAS ADVERTISING (Paris)      Simon Gillham
                               Tel : +33 (0) 1 41 34 39 73
                               simon.gillham@havas-advertising.fr

                               Virginia Jeanson
                               Tel: +33 (0)1 41 34 42 27
                               virginia.jeanson@havas-advertising.fr

                               Catherine Francois
                               Tel: +33 (0)1 41 34 31 22
                               catherine.francois@havas-advertising.fr